NYSE
AN ICE EXCHANGE

August 31, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the State Street® SPDR® UC Investments 90/10 Endowment Strategy Index ETF, a series of SPDR® Series Trust, under the Exchange Act of 1934.

Sincerely,

Craig A. Marto

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com